Mark A. Odell, P.E.
Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
775-345-3718
markodell@practicalmining.com

CERTIFICATE OF AUTHOR

Re: The NI 43-101 Technical Report Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 27 April 2012, with an effective date of 31 December, 2011:

I, Mark A. Odell, P.E., do hereby certify that:

1)	As of April 27th, 2012, I am a consulting mining engineer at:

Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
775-345-3718

2)	I am a Registered Professional Mining Engineer in the State of Nevada (# 13708), and a Registered Member (#2402150) of the Society for Mining, Metallurgy and Exploration (SME).

3)	I am a graduate of The Colorado School of Mines, Golden, Colorado with a Bachelor of Science Degree in Mining Engineering in 1985. I have practiced my profession continuously since 1985.

4)	Since 1985, I have been involved with mine engineering and operations for base and precious metals and coal in both surface and underground environments, in the western United States.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my experience and qualifications and good standing with proper designation within a recognized professional organization fully meet the criteria as a Qualified Person as defined under the terms of NI 43-101.

6)

I am a contract consulting engineer for the Issuer and landowner Yukon-Nevada Gold Corp. and have inspected the Jerritt Canyon property site on numerous occasions in 2009, 2010, 2011 and 2012. I last visited the Jerritt Canyon mine site for one day on February 29, 2012.

7)

I am responsible for the preparation the technical report titled NI 43-101 Technical Report Yukon- Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 27 April 2012, with an effective date of 31 December, 2011, (“the Technical Report”) relating to the Jerritt Canyon property. I visited the property on numerous occasions in 2009, 2010, and 2011 with my last site visit being on February 29, 2012.

8)

I have previously worked at the Jerritt Canyon Mine as Underground Mining Manager for Queenstake Resources USA, Inc. from July 2003 to June 2005, and again as Mine Superintendent for SSX and Chief Engineer at the Lee Smith Mine from March 2000 to July 2003 for Anglogold Jerritt Canyon Corp.; Most recently I have worked as a consulting Mine Engineer for Queenstake Resources USA, Inc. working on mine designs from early 2009 to the present.

9)	I am independent of the Issuer within the meaning of Section 1.5 of NI 43-101.

10)

I was paid a daily rate for engineering consulting services performed at the Jerritt Canyon Project and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Jerritt Canyon project area.

11)	I have read National Instrument 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

12)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

13)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th Day of April 2012.

“Signed”
___________________________
Mark A. Odell, P.E.

Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
775-345-3718
markodell@practicalmining.com